SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)

                    Hallwood Realty Partners, L.P.
                        (Name of Issuer)

             Units Representing Limited Partnership Interests
                   (Title of class of securities)

                            40636T5
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000

   (Name, address and telephone number of person authorized to receive notices and communications)

                        January 24, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 4063T5                                 Page 2 of 4 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            247,994

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          247,994
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    247,994

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    14.82%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                       Page 3 of 4 Pages

     This Amendment No. 6 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the Units representing limited partnership interests (the "Units") of Hallwood Realty Partners, L.P., a publicly-traded Delaware partnership (the "Partnership"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham").
     Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.
                             *   *   *

Item 2 is hereby amended to add the following information:

Item 2. Identity and Background

     The business address of Gotham, Karenina, Section H, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017.

                             *   *   *


Item 4 is hereby amended to add the following information:

Item 4. Purpose of Transaction

      On January 24, 1997, Gotham sent a demand to the Partnership and the general partner of the partnership for access to records pursuant to Section 17-305 of the Delaware Revised Uniform Limited Partnership Act, Section 11.01(b) of the Amended and Restated Agreement of Limited Partnership of the Partnership and otherwise in accordance with applicable law. Gotham, a limited partner of the Partnership, believes that the general partner of the Partnership and its affiliates (collectively the "General Partner") have engaged in a series of actions beneficial to the General Partner and detrimental to the Partnership. Gotham is seeking access to the books and records of the Partnership in order to investigate and evaluate these actions and the circumstances surrounding them in order to determine to what extent, if any, the General Partner has violated its contractual and fiduciary duties or caused the Partnership to enter into transactions with the General Partner which were unfair to the Partnership.

                                                       Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 1997

                         GOTHAM PARTNERS, L.P.

                         By: Section H Partners, L.P.
                             its general partner


                         By: Karenina Corp.,
                             a general partner of Section H
                             Partners, L.P.

                            By:/s/ William A. Ackman
                                ----------------------
                                William A. Ackman
                                President